TO                                   News directors, assignment editors, journalists and columnists:
                                        business, finance and communications news

FROM

CINAR

DATE

June 10 , 2003

RE

News release -  For immediate distribution

CINAR APPOINTS NEW CHIEF FINANCIAL OFFICER
Proven track record in corporate finance

MONTREAL (Quebec) Canada - June 10, 2003 - CINAR Corporation announced today the appointment of Richard Genest, CA, as Senior Vice President and Chief Financial Officer of the Company.  Mr. Genest has over 20 years experience in finance with large and publicly traded corporations and excels in strategic and business planning, budgeting, implementing systems and good business practices.

“We are very pleased to have a person of Mr. Genest’s experience and reputation join our team,” said Stuart Snyder, President and CEO of CINAR Corporation.  “He brings with him a proven track record in strategic planning, treasury and fiscal planning and has a well-earned reputation for the highest of ethical standards.  I, along with the entire management team and Board, welcome the opportunity of working with Mr. Genest as we continue to transform CINAR into a fully integrated entertainment and education leader.  Mr. Genest will also play an important role in our strategy and actions for growth,” Mr. Snyder concluded.

 “CINAR has already made excellent progress towards this goal,” said Mr. Snyder.  “We have hit our financial targets year to date; we have recently announced exciting new programming with WGBH and PBS; and we are moving aggressively forward on a variety of business development opportunities.  The appointment of Mr. Genest is one more example of how we are determined to position CINAR as a producer, distributor, partner and employer of choice.”

“The management team at CINAR has demonstrated incredible determination and vision,” said Mr. Genest, “and I am excited about working with such a dynamic team in the creation of value for all shareholders. This Company has incredible potential in many areas,” added Mr. Genest, “and I look forward to contributing my experience in financial discipline and rigorous management practices gained at other international market leaders.”

Experience

Mr. Genest has served as Vice President and Controller of Alcan Inc., a global leader with $12.6 billion in annual revenues. His responsibilities there encompassed financial reporting (the company is listed on the Canadian and U.S. stock exchanges), as well as financial planning and budgeting for the company and its 6 business groups.  He was also an active member of the Pension Plan Investment Committee with responsibility for assets under management of $6 billion.  Prior to this, he was Treasurer-Controller, Primary Metal Group, a position in which he achieved cost reductions of $30 million and implemented the EVA value creation concept.

Before joining Alcan, Mr. Genest served as Vice President and Controller of Desjardins-Laurentian Financial Corp., where he was responsible for financial planning and reporting, treasury management including banking and investor relations, and mergers and acquisitions.  Among other achievements, he completed a comprehensive business evaluation study on the Laurentian Group in relation to the successful $700 million exchange bid.

Mr. Genest also served as Corporate Controller with the Canam Manac Group where, among other responsibilities, he managed floating rate debt totalling $450 million and played an active role bringing focus to the core business segments.

He received his CA designation in 1979 and his Degree in Accounting from Les Hautes Études Commerciales (HEC) in 1977.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR's web site is (www.cinar.com).

For information:
Nathalie Bourque  Tel: (514) 843-2309

This release may include information that could constitute forward-looking statements made pursuant to the safe harbour provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.